FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For July 2008

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

2ND QUARTER 2008 UNAUDITED RESULTS
•	Royal Dutch Shell’s second quarter 2008 earnings, on a current cost of supplies (CCS) basis, were $7.9 billion compared to $7.6 billion a year ago. Basic CCS earnings per share increased by 7% versus the same quarter a year ago.

•	A second quarter 2008 dividend has been announced of $0.40 per share, an increase of 11% over the US dollar dividend for the same period in 2007.

•	Cash flow from operating activities for the second quarter 2008, excluding net working capital movements, was $15.9 billion. Net capital investment for the quarter was $5.7 billion. Total distribution to shareholders, in the form of dividends and share repurchases, was $3.8 billion and gearing was 14.5% at the end of the second quarter.

•	On July 17, 2008, Royal Dutch Shell, through its wholly owned subsidiary Shell Canada Limited, launched an offer to acquire all of the outstanding shares of Duvernay Oil Corp. at a total price of C$5.9 billion, including debt. The offer is subject to certain conditions and regulatory approvals.
Royal Dutch Shell Chief Executive Jeroen van der Veer commented:
“This is another set of competitive earnings for Shell shareholders. Good operating performance, combined with increased oil and gas prices, offset the impact of weaker downstream conditions in the second quarter 2008. Shell is making substantial, targeted investments to grow the company for shareholders and help ensure that energy markets remain well supplied. Spending is increasing on new acreage and selective acquisitions as we refresh the portfolio with new options for future growth. Our strategy is on track.”
SUMMARY UNAUDITED RESULTS

Quarters				$ million	Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%
11,556	9,083	8,667	+33	Income attributable to shareholders	20,639	15,948	+29
3,654	1,307	1,111		Less: Estimated CCS adjustment for Oil	4,961	1,460
				Products and Chemicals (see note 2)
7,902	7,776	7,556	+5	CCS earnings	15,678	14,488	+8

1.87	1.47	1.38	+36	Basic earnings per share ($)	3.34	2.54	+31
0.59	0.21	0.18		Less: Estimated CCS adjustment per share ($)	0.80	0.23
1.28	1.26	1.20	+7	Basic CCS earnings per share ($)	2.54	2.31	+10

0.40	0.40	0.36	+11	Dividend per ordinary share ($)	0.80	0.72	+11

[1]	Q2 on Q2 change

The information in these quarterly results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Registered Office: England, Company No. 4366849, Shell Centre, London, SE1 7NA, UK

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KEY FEATURES OF THE SECOND QUARTER 2008
•	Second quarter 2008 CCS earnings were $7,902 million or 5% higher than in the same quarter a year ago.

•	Second quarter 2008 reported income was $11,556 million or 33% higher than in the same quarter a year ago.

•	As a result of strong increases in oil and related product prices during the second quarter 2008, Oil Products earnings were reduced by some $450 million of non-cash charges related to fair value accounting of commodity derivatives. In addition, strong increases in natural gas and power prices resulted in Gas & Power earnings being reduced by non-cash charges of some $300 million related to fair value accounting of commodity derivatives associated with long-term contracts. (see Note 8)

•	Basic CCS earnings per share increased by 7% versus the same quarter a year ago.

•	Total cash returned to shareholders in the form of dividends and share repurchases in the second quarter 2008 was $3.8 billion.

•	Cash flow from operating activities, excluding net working capital movements, was $15.9 billion compared to $10.6 billion for the same quarter last year. Including net working capital movements, cash flow from operating activities was $4.2 billion compared to $8.8 billion in the second quarter 2007.

•	Capital investment for the second quarter 2008 was $8.0 billion, with net capital investment (capital investment, less divestment proceeds) of $5.7 billion. As the portfolio focus continues, asset sales proceeds in 2008 are expected to increase from around $4 billion to some $5 billion. Acquisitions in 2008 are estimated at around $10 billion, including new growth positions such as new exploration and Australia coal bed methane assets and the offer to acquire Duvernay Oil Corp. Net capital investment for the full year 2008 is expected to be in the range of $35-36 billion, including these acquisitions.

•	Return on average capital employed (ROACE), on a reported income basis (see note 3), was 25.8%.

•	Gearing (see Note 5) was 14.5% at the end of the second quarter 2008 versus 12.0% at the end of the second quarter 2007.

•	Oil and gas production, including oil sands bitumen production, for the second quarter 2008 was 3,126 thousand barrels of oil equivalent per day (boe/d), compared to 3,178 thousand boe/d in the same quarter last year. Excluding the impact of divestments and production sharing contracts (PSC) pricing effects, second quarter 2008 production was in line with the same quarter last year.

•	Liquefied Natural Gas (LNG) sales volumes of 3.08 million tonnes were 5% lower than in the same quarter a year ago.

•	Oil Products refinery availability was 92%, at the same level as in the second quarter 2007. Chemicals manufacturing plant availability increased to 95% from 93% in the second quarter 2007. Oil Sands upgrader availability was 96%, unchanged compared to the same quarter last year.

•	Oil Products sales volumes in the second quarter 2008 increased by 2% compared to the same quarter last year. Chemical product sales volumes decreased by 5% compared to the second quarter 2007.
SUMMARY UNAUDITED RESULTS

Quarters				$ million	Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%
5,881	5,143	3,099		Exploration & Production[2]	11,024	6,492
625	948	779		Gas & Power	1,573	1,582
351	249	202		Oil Sands[2]	600	317
1,075	1,194	2,936		Oil Products (CCS basis)	2,269	4,424
(142)	201	494		Chemicals (CCS basis)	59	974
201	146	177		Corporate	347	978
(89)	(105)	(131)		Minority interest	(194)	(279)

7,902	7,776	7,556	+5	CCS earnings	15,678	14,488	+8

[1]	Q2 on Q2 change

[2] As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

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SUMMARY OF IDENTIFIED ITEMS
Earnings in the second quarter 2008 reflected the following items, which in aggregate amounted to a net gain of $73 million (compared to a net gain of $660 million in the second quarter 2007), as summarised in the table below:
•	Exploration & Production earnings included a net gain of $98 million, reflecting a gain from divestments of $487 million, which was partly offset by a charge of $312 million related to the mark-to-market valuation of certain UK gas contracts and net tax charges of $77 million. Earnings for the second quarter 2007 included a net gain of $153 million reflecting a gain from divestment of $226 million and a gain of $19 million related to the mark-to-market valuation of certain UK gas contracts, which were partly offset by tax charges of $92 million.

•	Gas & Power earnings for the second quarter 2007 included a gain from divestments of $247 million.

•	Oil Products earnings included a gain of $181 million, reflecting a divestment gain of $167 million and a tax credit of $14 million. Earnings for the second quarter 2007 included a divestment gain of $205 million.

•	Chemicals earnings included a net charge of $206 million, reflecting asset impairments and provisions of $265 million, which were partly offset by a divestment gain of $59 million.

•	Corporate earnings for the second quarter 2007 included a gain of $55 million related to the sale of property in the United Kingdom.
SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Six Months
Q2 2008	Q1 2008	Q2 2007		2008	2007

			Segment earnings impact of identified items:
98	(66)	153	Exploration & Production	32	257
-	(11)	247	Gas & Power	(11)	286
-	—	—	Oil Sands	—	—
181	—	205	Oil Products (CCS basis)	181	29
(206)	—	—	Chemicals (CCS basis)	(206)	—
-	—	55	Corporate	—	459
-	—	—	Minority interest	—	—
73	(77)	660	CCS earnings impact	(4)	1,031
These identified items generally relate to events with an impact of greater than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by business segment’ on page 4 and onwards.
Commodity price effects
During the second quarter 2008 worldwide oil and gas related commodity marker prices significantly increased.
As a consequence, net working capital increased by $11.8 billion during the second quarter 2008, mainly due to the higher cost-valued inventory in Oil Products and increased net accounts receivable.
Second quarter 2008 Gas and Power marketing and trading earnings were reduced by non-cash charges of around $300 million as a result of fair value accounting of commodity derivatives associated with long-term contracts, as required under the International Financial Reporting Standards (IFRS).
Second quarter 2008 Oil Products marketing and trading earnings were reduced by non-cash charges of around $450 million as a result of fair value accounting of commodity derivatives. As required under IFRS, physical crude oil and oil products inventories were recorded at cost although their market value was higher. Commodity derivatives were recorded at market prices (see Note 8).

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EARNINGS BY BUSINESS SEGMENT
EXPLORATION & PRODUCTION

Quarters				$ million	Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%

5,881	5,143	3,099	+90	Segment earnings[2]	11,024	6,492	+70

1,711	1,756	1,817	-6	Crude oil production (thousand b/d) [3]	1,733	1,841	-6
7,789	9,755	7,367	+6	Natural gas production available for sale (million scf/d)	8,772	8,170	+7
3,054	3,438	3,087	-1	Barrels of oil equivalent (thousand boe/d) [3]	3,246	3,250	-

[1]	Q2 on Q2 change

[2]	As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

[3]	Excludes oil sands bitumen production
Second quarter Exploration & Production segment earnings were $5,881 million compared to $3,099 million a year ago. Earnings included a net gain of $98 million related to identified items, compared to a net gain of $153 million in the second quarter 2007 (see page 3 for details).
Earnings compared to the second quarter 2007 reflected higher gas production volumes and the benefit of higher oil and gas prices on revenues, which were partly offset by lower oil production volumes, higher royalty expenses and higher operating costs.
Global liquids realisations were 74% higher than in the second quarter 2007, compared with marker crudes Brent and WTI increases of 76% and 91% respectively. Global gas realisations were 54% higher than a year ago. Outside the USA gas realisations increased by 57% whereas in the USA gas realisations increased by 53%.
Second quarter 2008 production (excluding oil sands bitumen production) was 3,054 thousand barrels of oil equivalent per day (boe/d) compared to 3,087 thousand boe/d a year ago. Crude oil production was down 6% and natural gas production was up 6% compared to the second quarter 2007.
Production compared to the second quarter 2007 included additional volumes principally from Ormen Lange (Shell share 17%) in Norway, West Salym (Shell share 50%) in Russia, Stybarrow (Shell share 17.1%) in Australia, Changbei (Shell share 50%) in China, Deimos (Shell share 71.5%) in the USA, Starling (Shell share 28%), Caravel (Shell share 71%) and Shamrock (Shell share 100%) in the United Kingdom and Champion West Phase 3B/C (Shell share 50%) in Brunei.
Second quarter portfolio developments
In Australia, Shell signed a preliminary agreement with Arrow Energy Ltd. to acquire a 30% stake in Arrow’s coal bed methane acreage in Queensland, and a 10% stake in Arrow International, for a cost of up to $0.7bn . Shell and Arrow plan to jointly develop projects to extract clean-burning natural gas from coal deposits. Completion of a definitive agreement is expected by the end of 2008.
In Peru, Shell signed a preliminary agreement with BPZ Energy Inc. to jointly explore for oil and gas in the northern part of the country.
During the first half of 2008, Shell had four notable exploration discoveries in offshore Nigeria, Australia and Brunei and onshore USA. Shell also significantly increased its overall acreage position through acquisitions of new exploration licences offshore northwest Australia, in the Chukchi Sea and the Gulf of Mexico in the USA.

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GAS & POWER

Quarters				$ million	Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%

625	948	779	-20	Segment earnings	1,573	1,582	-1
3.08	3.51	3.25	-5	LNG sales volumes (million tonnes)	6.59	6.55	+1

[1]	Q2 on Q2 change
Second quarter Gas & Power segment earnings were $625 million compared to $779 million a year ago. Earnings for the second quarter 2007 included a gain of $247 million related to an identified item (see page 3 for details). In addition, second quarter 2008 marketing and trading earnings were reduced by non-cash charges of around $300 million as a result of fair value accounting of commodity derivatives associated with long-term contracts (see Note 8).
Gas & Power earnings compared to the second quarter 2007 reflected strong LNG prices, which were partly offset by lower LNG sales volumes and lower marketing and trading contributions.
LNG related earnings for the second quarter 2008 were approximately 50% higher than in the same quarter a year ago, mainly reflecting strong LNG prices.
LNG sales volumes of 3.08 million tonnes were 5% lower than in the same quarter a year ago, mainly as a consequence of lower feedgas supplies, planned maintenance shutdowns and changed lifting schedules of cargoes compared to the same quarter last year.
Marketing and trading earnings, non-LNG related, were lower than in the same quarter a year ago, reflecting lower earnings in North America, which was partly offset by higher European contributions.
Second quarter portfolio developments
In the Middle East, an agreement was reached with Qatargas 4 and the Dubai Government for the supply of LNG during the summer months for 15 years. The LNG will be delivered from Qatargas 4 and Shell’s portfolio of other LNG volumes.
In Germany, the sale of the BEB Erdgas und Erdoel GmbH gas transport business (Shell share 50%) to NV Nederlandse Gasunie was closed on July 1, 2008, with all required approvals in place. Proceeds have been mainly received in July 2008, with a remaining payment expected by the end of the year.

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OIL SANDS

Quarters				$ million	Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%
351	249	202	+74	Segment earnings	600	317	+89
72	84	91	-21	Bitumen production (thousand b/d)	78	93	-16
104	144	141	-26	Sales volumes (thousand b/d)	124	141	-12
96	94	96		Upgrader availability (%)	94	95

[1]	Q2 on Q2 change
Second quarter Oil Sands segment earnings were $351 million compared to $202 million in the same quarter last year.
Earnings compared to the second quarter 2007 reflected the impact of higher oil prices on revenues, which were partly offset by lower production volumes and higher operating costs.
Bitumen production decreased by 21% compared to the same quarter last year mainly as a consequence of the execution of the mine tailings management plan which has temporarily led to lower ore grade being mined and due to planned and unplanned maintenance. Upgrader availability was 96%, unchanged compared to the same quarter last year.
OIL PRODUCTS

Quarters				$ million	Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%
4,539	2,367	3,928		Segment earnings	6,906	5,730
3,464	1,173	992		Less: Estimated CCS adjustment (see note 2)	4,637	1,306
1,075	1,194	2,936	-63	Segment CCS earnings	2,269	4,424	-49
3,464	3,694	3,806	-9	Refinery intake (thousand b/d)	3,579	3,707	-3
6,642	6,831	6,490	+2	Total Oil Products sales (thousand b/d)	6,737	6,449	+4
92	92	92		Refinery availability (%)	92	89

[1]	Q2 on Q2 change
Second quarter Oil Products segment earnings were $4,539 million compared to $3,928 million for the same period last year.
Second quarter Oil Products CCS segment earnings were $1,075 million compared to $2,936 million in the second quarter 2007. Earnings included a gain of $181 million related to identified items, compared to a gain of $205 million in the second quarter 2007 (see page 3 for details). In addition second quarter 2008 marketing and trading earnings were reduced by a non-cash charge of around $450 million as a result of fair value accounting of commodity derivatives (See Note 8).
CCS earnings compared to the second quarter 2007 reflected substantially lower realised refining margins, higher operating costs, mainly as a result of exchange rate movements, and lower trading contributions.

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Industry refining margins compared to the same quarter a year ago were lower in Europe, declined significantly in the US Gulf Coast and US West Coast and were higher in the Asia-Pacific region. Refinery availability remained at 92%, the same level as in the second quarter of 2007.
Marketing earnings compared to the same period a year ago declined due to higher operating costs and lower lubricants margins. In addition, retail margins, net of exchange rate movements, declined, which were partly offset by higher B2B margins.
Oil Products (marketing and trading) sales volumes increased by 2% compared to the same quarter last year. Marketing sales volumes were 1% lower than in the second quarter 2007 and excluding the impact of divestments were 2% higher mainly because of increased aviation, marine and commercial fuels sales.
Second quarter portfolio developments
In Qatar, a Letter of Intent was signed with Qatar Petroleum International and PetroChina to build an integrated refinery and petrochemical manufacturing complex in China.
CHEMICALS

Quarters				$ million	Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%
157	348	626		Segment earnings	505	1,153
299	147	132		Less: Estimated CCS adjustment (see note 2)	446	179
(142)	201	494	—	Segment CCS earnings	59	974	-94
5,396	5,459	5,653	-5	Sales volumes (thousand tonnes)	10,855	11,220	-3
95	95	93		Manufacturing plant availability (%)	95	92

[1]	Q2 on Q2 change
Second quarter Chemicals segment earnings were $157 million compared to $626 million for the same period last year.
Second quarter Chemicals CCS segment earnings were a loss of $142 million compared to a profit of $494 million in the same quarter last year. Earnings for the second quarter 2008 included a net charge of $206 million related to identified items (see page 3 for details).
CCS earnings compared to the second quarter 2007 reflected lower realised margins, higher operating costs and lower income from equity-accounted investments. In addition, identified items reflecting provisions and asset impairments, which were partly offset by a divestment gain, impacted earnings.
Chemicals manufacturing plant availability increased to 95%, some 2% higher than in the second quarter 2007.

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CORPORATE

Quarters			$ million	Six Months}
Q2 2008	Q1 2008	Q2 2007		2008	2007
201	146	177	Segment earnings	347	978
Second quarter Corporate segment earnings were $201 million compared to $177 million for the same period last year. Earnings for the second quarter 2007 included a gain of $55 million related to an identified item (see page 3 for details).
Earnings compared to the second quarter 2007 reflected higher tax credits and lower shareholder costs, which were partly offset by lower net underwriting income and lower net interest income.

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PRICE AND MARGIN INFORMATION
OIL & GAS

Quarters				Six Months
Q2 2008	Q1 2008	Q2 2007		2008	2007
$/bbl			Realised oil prices — Exploration & Production[1] (period average)	$/bbl
110.96	90.40	64.88	World outside USA	101.15	59.94
118.07	92.55	61.06	USA	105.02	56.34
111.92	90.72	64.27	Global	101.70	59.36

$/bbl			Realised oil prices — Oil Sands (period average)	$/bbl
116.20	85.08	59.94	Canada	98.12	55.49

$/thousand scf			Realised gas prices (period average)	$/thousand scf
9.38	9.00	5.95	Europe	9.19	6.93
6.31	5.85	4.01	World outside USA (including Europe)	6.09	4.36
11.89	9.52	7.78	USA	10.69	7.48
7.30	6.52	4.74	Global	6.91	4.98

			Oil and gas marker industry prices (period average)
121.26	96.66	68.86	Brent ($/bbl)	108.96	63.31
123.81	97.86	64.89	WTI ($/bbl)	110.83	61.47
125.18	97.91	66.21	Edmonton Par ($/bbl)	111.58	61.96
11.36	8.55	7.56	Henry Hub ($/MMBtu)	9.95	7.36
60.41	53.05	20.20	UK National Balancing Point (pence/therm)	56.73	21.25
100.96	93.13	64.76	Japanese Crude Cocktail — JCC ($/bbl)[2]	95.09	61.16
REFINING & CRACKER INDUSTRY MARGINS3

Quarters				Six Months
Q2 2008	Q1 2008	Q2 2007		2008	2007
$/bbl			Refining marker industry gross margins (period average)	$/bbl
11.55	8.75	23.10	ANS US West Coast coking margin	10.10	22.65
10.55	8.70	27.05	WTS US Gulf Coast coking margin	9.60	19.95
5.85	3.55	6.30	Rotterdam Brent complex	4.70	5.00
3.95	1.80	3.60	Singapore 80/20 Arab light/Tapis complex	2.85	3.35
$/tonne			Cracker industry margins (period average)	$/tonne
484.00	359.00	320.00	US ethane	422.00	326.00
346.00	433.00	423.00	Western Europe naphtha	390.00	474.00
92.00	55.00	138.00	North East Asia naphtha	74.00	328.00

[1]	As from the fourth quarter 2007, the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production realised oil prices up to the third quarter 2007 have been reclassified.

[2]	JCC prices for the second quarter and six months 2008 are based on available market data up to the end of April 2008. Prices for these periods will be updated when full market data are available.

[3]	The refining and cracker industry margins shown above do not represent actual Shell realised margins for the periods. These are estimated industry margins based on available market information at the end of the quarter.

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OIL & GAS — OPERATIONAL DATA

Quarters					Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%
thousand b/d				Crude oil production	thousand b/d
390	416	442		Europe	402	445
314	322	305		Africa	318	322
196	208	235		Asia Pacific	202	233
434	428	428		Middle East, Russia, CIS	431	425
293	301	328		USA	297	335
84	81	79		Other Western Hemisphere	83	81
1,711	1,756	1,817	-6	Total crude oil production excluding oil sands	1,733	1,841	-6
72	84	91		Bitumen production — oil sands	78	93
1,783	1,840	1,908	-7	Total crude oil production including oil sands	1,811	1,934	-6

million scf/d2				Natural gas production available for sale	million scf/d2

2,930	4,894	2,496		Europe	3,912	3,299
549	619	601		Africa	584	560
2,512	2,438	2,414		Asia Pacific	2,475	2,435
230	232	251		Middle East, Russia, CIS	231	255
1,096	1,105	1,091		USA	1,101	1,126
472	467	514		Other Western Hemisphere	469	495
7,789	9,755	7,367	+6		8,772	8,170	+7

thousand boe/d3				Total production in barrels of oil equivalent	thousand boe/d3

895	1,260	872		Europe	1,077	1,014
409	429	409		Africa	419	419
629	628	651		Asia Pacific	628	653
474	468	471		Middle East, Russia, CIS	471	469
482	492	516		USA	487	529
165	161	168		Other Western Hemisphere	164	166
3,054	3,438	3,087	-1	Total production excluding oil sands	3,246	3,250	-
72	84	91		Bitumen production — oil sands	78	93
3,126	3,522	3,178	-2	Total production including oil sands	3,324	3,343	-1

[1]	Q2 on Q2 change

[2]	scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre

[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

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OIL PRODUCTS AND CHEMICALS — OPERATIONAL DATA

Quarters					Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%
thousand b/d				Refinery processing intake	thousand b/d
1,498	1,741	1,713		Europe	1,619	1,651
741	756	810		Other Eastern Hemisphere	749	785
874	845	905		USA	859	899
351	352	378		Other Western Hemisphere	352	372
3,464	3,694	3,806	-9		3,579	3,707	-3

				Oil sales
2,067	2,083	2,224		Gasolines	2,076	2,244
816	814	731		Kerosenes	815	726
2,225	2,337	2,238		Gas/diesel oils	2,281	2,176
776	839	667		Fuel oil	807	673
758	758	630		Other products	758	630

6,642	6,831	6,490	+2	Total oil products *	6,737	6,449	+4

				*Comprising:
1,781	1,959	1,826		Europe	1,870	1,830
1,276	1,245	1,238		Other Eastern Hemisphere	1,260	1,241
1,436	1,396	1,518		USA	1,416	1,460
704	755	679		Other Western Hemisphere	730	666
1,445	1,476	1,229		Export sales	1,461	1,252

thousand tonnes				Chemical sales volumes by main product category[2]**	thousand tonnes
3,061	3,119	3,222		Base chemicals	6,180	6,502
2,333	2,338	2,429		First line derivatives	4,671	4,711
2	2	2		Other	4	7
5,396	5,459	5,653	-5		10,855	11,220	-3

				**Comprising:
2,189	2,289	2,220		Europe	4,478	4,493
1,294	1,228	1,380		Other Eastern Hemisphere	2,522	2,633
1,760	1,784	1,873		USA	3,544	3,744
153	158	180		Other Western Hemisphere	311	350

[1]	Q2 on Q2 change

[2]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

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NOTE
All amounts shown throughout this Report are unaudited.
In this announcement, excluding in the financial statements, we have aggregated our equity position in projects for both direct and indirect interest (for example, we have aggregated our indirect interest in North West Shelf LNG via our 34% shareholding in Woodside Energy Ltd).
Third quarter results are expected to be announced on October 30, 2008 and fourth quarter results are expected to be announced on January 29, 2009. There will be a Shell strategy update on March 17, 2009.
In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document, July 31, 2008. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
Please refer to the Annual Report and Form 20-F for the year ended December 31, 2007 for a description of certain important factors, risks and uncertainties that may affect Shell’s businesses.
Cautionary Note to US Investors:
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We may use certain terms in this announcement that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F, File No 001-32575 and disclosure in our Forms 6-K, File No 001-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
July 31, 2008

APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES
STATEMENT OF INCOME (SEE NOTE 1)

Quarters				$ million	Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%
131,419	114,302	84,896		Revenue[2]	245,721	158,376
109,261	96,780	68,715		Cost of sales	206,041	129,381
22,158	17,522	16,181	+37	Gross profit	39,680	28,995	+37

4,444	3,969	4,120		Selling, distribution and administrative expenses	8,413	7,898
408	325	450		Exploration	733	722
2,671	2,425	2,138		Share of profit of equity-accounted investments	5,096	3,946
(140)	(53)	(477)		Net finance costs and other (income)/expense	(193)	(1,378)
20,117	15,706	14,226	+41	Income before taxation	35,823	25,699	+39

8,363	6,505	5,415		Taxation	14,868	9,447
11,754	9,201	8,811	+33	Income for the period	20,955	16,252	+29

198	118	144		Income attributable to minority interest	316	304
11,556	9,083	8,667	+33	Income attributable to shareholders of Royal
				Dutch Shell plc	20,639	15,948	+29

[1]	Q2 on Q2 change

[2]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $25,462 million in Q2 2008, $22,920 million in Q1 2008, $18,993 million in Q2 2007 and $17,305 million in Q1 2007.
BASIC EARNINGS PER SHARE (SEE NOTES 1, 2 AND 7)

Quarters				Six Months
Q2 2008	Q1 2008	Q2 2007		2008	2007
1.87	1.47	1.38	Earnings per share ($)	3.34	2.54
1.28	1.26	1.20	CCS earnings per share ($)	2.54	2.31
DILUTED EARNINGS PER SHARE (SEE NOTES 1, 2 AND 7)

Quarters				Six Months
Q2 2008	Q1 2008	Q2 2007		2008	2007
1.87	1.46	1.38	Earnings per share ($)	3.33	2.53
1.28	1.25	1.20	CCS earnings per share ($)	2.53	2.30

EARNINGS BY BUSINESS SEGMENT (SEE NOTES 2 AND 4)

Quarters				$ million	Six Months
Q2 2008	Q1 2008	Q2 2007%[1]			2008	2007	%
				Exploration & Production[2]:
3,952	3,540	2,183	+81	- World outside USA	7,492	4,724	+59
1,929	1,603	916	+111	- USA	3,532	1,768	+100
5,881	5,143	3,099	+90		11,024	6,492	+70

				Gas & Power:
788	933	494	+60	- World outside USA	1,721	1,176	+46
(163)	15	285	-	- USA	(148)	406	-
625	948	779	-20		1,573	1,582	-1

351	249	202	+74	Oil Sands[2]:	600	317	+89

				Oil Products (CCS basis):
765	978	1,827	-58	- World outside USA	1,743	2,985	-42
310	216	1,109	-72	- USA	526	1,439	-63
1,075	1,194	2,936	-63		2,269	4,424	-49

				Chemicals (CCS basis):
112	304	454	-75	- World outside USA	416	923	-55
(254)	(103)	40		- USA	(357)	51	-
(142)	201	494	-		59	974	-94

7,790	7,735	7,510	+4	Total operating segments	15,525	13,789	+13

				Corporate:
81	110	158		- Interest and investment income/(expense)	191	741
27	(62)	20		- Currency exchange gains/(losses)	(35)	66
93	98	(1)		- Other — including taxation	191	171
201	146	177			347	978

(89)	(105)	(131)		Minority interest	(194)	(279)
7,902	7,776	7,556	+5	CCS earnings	15,678	14,488	+8

3,654	1,307	1,111		Estimated CCS adjustment for Oil Products and Chemicals	4,961	1,460
11,556	9,083	8,667	+33	Income attributable to shareholders of Royal Dutch Shell plc	20,639	15,948	+29

[1]	Q2 on Q2 change

[2]	As from the fourth quarter 2007, the earnings of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production earnings up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

SUMMARISED BALANCE SHEET (SEE NOTES 1 AND 6)

	$ million
	Jun 30, 2008	Mar 31, 2008	Jun 30, 2007
Assets
Non-current assets:
Intangible assets	5,336	5,282	5,126
Property, plant and equipment	109,191	105,806	90,584
Investments:
- equity-accounted investments	32,514	31,198	27,185
- financial assets	2,975	3,333	2,954
Deferred tax	4,089	3,409	3,108
Pre-paid pension costs	6,215	5,878	4,772
Other	6,504	6,406	5,548
	166,824	161,312	139,277

Current assets:
Inventories	39,624	32,184	26,497
Accounts receivable	127,241	87,507	60,649
Cash and cash equivalents	8,990	14,417	15,117
	175,855	134,108	102,263

Total assets	342,679	295,420	241,540

Liabilities
Non-current liabilities:
Debt	11,072	11,378	12,236
Deferred tax	13,994	13,473	13,159
Retirement benefit obligations	6,162	6,304	6,282
Other provisions	14,086	14,016	10,877
Other	4,857	4,189	3,784
	50,171	49,360	46,338

Current liabilities:
Debt	5,352	5,684	5,266
Accounts payable and accrued liabilities	126,246	89,531	61,978
Taxes payable	15,895	14,412	11,214
Retirement benefit obligations	419	455	324
Other provisions	2,687	2,815	2,076
	150,599	112,897	80,858

Total liabilities	200,770	162,257	127,196

Equity attributable to shareholders of Royal Dutch Shell plc	139,809	131,130	112,621

Minority interest	2,100	2,033	1,723
Total equity	141,909	133,163	114,344

Total liabilities and equity	342,679	295,420	241,540

SUMMARISED STATEMENT OF CASH FLOWS (SEE NOTE 1)

Quarters			$ million	Six Months
Q2 2008	Q1 2008	Q2 2007		2008	2007
			Cash flow from operating activities:
11,754	9,201	8,811	Income for the period	20,955	16,252
			Adjustment for:
8,701	6,405	5,460	- Current taxation	15,106	9,727
269	178	130	- Interest (income)/expense	447	328
3,439	3,146	3,238	- Depreciation, depletion and amortisation	6,585	6,498
(757)	(281)	(1,133)	- (Profit)/loss on sale of assets	(1,038)	(1,495)
(11,751)	2,784	(1,704)	- Decrease/(increase) in net working capital	(8,967)	(2,103)
(2,671)	(2,425)	(2,138)	- Share of profit of equity-accounted investments	(5,096)	(3,946)
2,447	1,752	1,519	- Dividends received from equity-accounted investments	4,199	3,106
(152)	322	214	- Deferred taxation and other provisions	170	62
10	94	(676)	- Other	104	(1,123)
11,289	21,176	13,721	Cash flow from operating activities (pre-tax)	32,465	27,306

(7,121)	(4,314)	(4,873)	Taxation paid	(11,435)	(7,277)

4,168	16,862	8,848	Cash flow from operating activities	21,030	20,029

			Cash flow from investing activities:
(7,352)	(7,429)	(5,652)	Capital expenditure	(14,781)	(11,013)
(521)	(616)	(319)	Investments in equity-accounted investments	(1,137)	(689)
2,026	445	6,270	Proceeds from sale of assets	2,471	6,650
272	61	279	Proceeds from sale of equity-accounted investments	333	394
275	10	585	Proceeds from sale of /(additions to) financial assets	285	1,140
269	285	295	Interest received	554	580
(5,031)	(7,244)	1,458	Cash flow from investing activities	(12,275)	(2,938)

			Cash flow from financing activities:
839	(863)	(1,185)	Net increase/(decrease) in debt with maturity period	(24)	(844)
			within three months
131	185	1,634	Other debt: New borrowings	316	4,396
(1,479)	(664)	(274)	Repayments	(2,143)	(1,887)
(369)	(298)	(290)	Interest paid	(667)	(641)
34	(7)	(3,585)	Change in minority interest	27	(6,695)
(1,350)	(1,073)	(900)	Net issue/(repurchase) of shares	(2,423)	(1,386)
			Dividends paid to:
(2,489)	(2,329)	(2,300)	- Shareholders of Royal Dutch Shell plc	(4,818)	(4,400)
(115)	(51)	(77)	- Minority interest	(166)	(119)
			Treasury shares:
242	200	568	- Net sales/(purchases) and dividends received	442	552
(4,556)	(4,900)	(6,409)	Cash flow from financing activities	(9,456)	(11,024)

(8)	43	36	Currency translation differences relating to cash and cash equivalents	35	48
(5,427)	4,761	3,933	Increase/(decrease) in cash and cash equivalents	(666)	6,115

14,417	9,656	11,184	Cash and cash equivalents at beginning of period	9,656	9,002

8,990	14,417	15,117	Cash and cash equivalents at end of period	8,990	15,117

CAPITAL INVESTMENT

Quarters			$ million	Six Months
Q2 2008	Q1 2008	Q2 2007		2008	2007
			Capital expenditure:
			Exploration & Production[1]:
3,038	2,202	2,281	— World outside USA	5,240	5,153
916	2,530	774	— USA	3,446	1,361
3,954	4,732	3,055		8,686	6,514

			Gas & Power:
1,006	823	711	— World outside USA	1,829	1,368
3	1	2	— USA	4	3
1,009	824	713		1,833	1,371
761	711	421	Oil Sands[1]	1,472	789

			Oil Products:
862	456	640	— World outside USA	1,318	1,114
68	61	132	— USA	129	327
930	517	772		1,447	1,441

			Chemicals:
399	374	184	— World outside USA	773	337
34	34	96	— USA	68	179
433	408	280		841	516
83	37	75	Corporate	120	120
7,170	7,229	5,316	Total capital expenditure	14,399	10,751

			Exploration expense
218	135	143	— World outside USA	353	270
86	80	46	— USA	166	88
304	215	189		519	358

			New equity in equity-accounted investments
347	365	308	— World outside USA	712	555
41	5	3	— USA	46	20
388	370	311		758	575
133	246	8	New loans to equity-accounted investments	379	114
7,995	8,060	5,824	Total capital investment*	16,055	11,798

			*Comprising:
4,621	5,439	3,463	— Exploration & Production[1]	10,060	7,355
1,156	925	808	— Gas & Power	2,081	1,540
761	711	421	— Oil Sands[1]	1,472	789
934	536	777	— Oil Products	1,470	1,476
439	412	280	— Chemicals	851	518
84	37	75	— Corporate	121	120
7,995	8,060	5,824		16,055	11,798

[1]	As from the fourth quarter 2007, the results of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production results up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

ADDITIONAL SEGMENTAL INFORMATION1

Quarters			$ million	Six Months
Q2 2008	Q1 2008	Q2 2007		2008	2007
			Exploration & Production[3]
5,881	5,143	3,099	Segment earnings	11,024	6,492
			Including:
408	325	450	— Exploration	733	722
2,228	2,165	2,311	— Depreciation, depletion & amortisation	4,393	4,599
1,103	1,212	659	— Share of profit of equity-accounted investments	2,315	1,572
8,659	10,329	7,031	Cash flow from operations	18,988	13,141
(374)	923	1,469	Less: Net working capital movements[2]	549	383
9,033	9,406	5,562	Cash flow from operations excluding net working	18,439	12,758
			capital movements
49,185	47,927	42,207	Capital employed	49,185	42,207

			Gas & Power
625	948	779	Segment earnings	1,573	1,582
			Including:
85	81	77	— Depreciation, depletion & amortisation	166	151
620	584	428	— Share of profit of equity-accounted investments	1,204	848
149	1,917	210	Cash flow from operations	2,066	797
(845)	902	76	Less: Net working capital movements[2]	57	(93)
994	1,015	134	Cash flow from operations excluding net working	2,009	890
			capital movements
21,010	19,305	16,133	Capital employed	21,010	16,133

			Oil Sands[3]
351	249	202	Segment earnings	600	317
			Including:
45	44	43	— Depreciation, depletion & amortisation	89	82
645	298	421	Cash flow from operations	943	907
66	(102)	113	Less: Net working capital movements[2]	(36)	524
579	400	308	Cash flow from operations excluding net working	979	383
			capital movements
5,881	5,292	3,672	Capital employed	5,881	3,672

[1]	Corporate segment information has not been included in the table shown. Please refer to the Earnings by Business segment section for additional information. The above data does not consider minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

[3]	As from the fourth quarter 2007, the results of the Oil Sands operations, which were previously reported as part of the Exploration & Production segment, are disclosed as a separate business segment. For comparison purposes, the Exploration & Production results up to the third quarter 2007 have been reclassified by the amounts reported under the Oil Sands segment.

ADDITIONAL SEGMENTAL INFORMATION1 (continued)

Quarters			$ million	Six Months
Q2 2008	Q1 2008	Q2 2007		2008	2007
			Oil Products
1,075	1,194	2,936	Segment CCS earnings	2,269	4,424
			Including:
609	608	571	— Depreciation, depletion & amortisation	1,217	1,227
441	267	721	— Share of profit of equity-accounted investments	708	1,001
(4,148)	2,362	1,464	Cash flow from operations	(1,786)	3,587
(9,439)	(435)	(2,220)	Less: Net working capital movements[2]	(9,874)	(2,539)
5,291	2,797	3,684	Cash flow from operations excluding net working	8,088	6,126
			capital movements
63,298	55,768	46,546	Capital employed	63,298	46,546

			Chemicals
(142)	201	494	Segment CCS earnings	59	974
			Including:
356	162	150	— Depreciation, depletion & amortisation	518	305
92	158	167	— Share of profit of equity-accounted investments	250	355
361	386	451	Cash flow from operations	747	567
(216)	(9)	(230)	Less: Net working capital movements[2]	(225)	(744)
577	395	681	Cash flow from operations excluding net working	972	1,311
			capital movements
11,328	11,233	9,888	Capital employed	11,328	9,888

[1]	Corporate segment information has not been included in the table shown. Please refer to the Earnings by Business segment section for additional information. The above data does not consider minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

NOTES
1. Accounting policies and basis of presentation
The quarterly financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and are also in accordance with IFRS as adopted by the European Union.
The Oil Sands operations, which were previously reported within the Exploration & Production segment, are reported as a separate business segment with effect from the fourth quarter 2007. Prior period financial statements have been reclassified accordingly.
The accounting policies are unchanged from those set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2007 on pages 117 to 121.
2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period are based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
Components of the calculation are:

$ million	Q2 2008	Q2 2007
Income (four quarters)	36,628	28,020
Interest expense after tax	752	665
ROACE numerator	37,380	28,685
Capital employed — opening	131,846	122,818
Capital employed — closing	158,333	131,846
Capital employed — average	145,090	127,332
ROACE	25.8%	22.5%
ROACE up to the fourth quarter 2007 has been shown on a Shell share basis. As a consequence of the significant reduction of minority interest during 2007, ROACE calculations are now presented on a 100%-basis. Prior period ROACE calculations have been adjusted for comparison purposes.
4. Earnings by business segment
Operating segment results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the Corporate results. Operating segment results are after tax and include equity-accounted investments.

     5. Gearing
     The numerator and denominator in the gearing calculation, as demonstrated below, used by Shell are calculated by adding to reported debt and equity certain off-balance sheet obligations as at the beginning of the year such as operating lease commitments and unfunded retirement benefits (if applicable) which Shell believes to be in the nature of incremental debt, and deducting cash and cash equivalents judged to be in excess of amounts required for operational purposes.

$ million	Jun 30, 2008	Jun 30, 2007
Non-current debt	11,072	12,236
Current debt	5,352	5,266
Total debt	16,424	17,502

Add: Net present value of operating lease obligations[1]	14,387	11,319
Unfunded retirement benefit obligations (after tax)[1]	—	—
Less: Cash and cash equivalents in excess of operational requirements	6,690	13,217
Adjusted debt	24,121	15,604

Total equity	141,909	114,344

Total capital	166,030	129,948

Gearing ratio (adjusted debt as a percentage of total capital)	14.5%	12.0%

[1]	As of December 31, 2007 and 2006, respectively.
6. Equity
Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share plan reserve, currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Income for the period	—	—	—	20,639	20,639	316	20,955
Income/(expense) recognised directly in equity	—	—	1,853	—	1,853	(110)	1,743
Capital contributions/ (repayments) from/to minority shareholders	—	—	—	—	—	27	27
Changes in minority interest	—	—	—	59	59	25	84
Dividends paid	—	—	—	(4,818)	(4,818)	(166)	(4,984)
Treasury shares: net sales/(purchases) and dividends received	—	442	—	—	442	—	442
Shares repurchased for cancellation	(5)	—	5	(2,237)	(2,237)	—	(2,237)
Share-based compensation	—	—	(107)	18	(89)	—	(89)
At June 30, 2008	531	(1,950)	15,899	125,329	139,809	2,100	141,909

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945
Income for the period	—	—	—	15,948	15,948	304	16,252
Income/(expense) recognised directly in equity	—	—	1,397	—	1,397	(101)	1,296
Capital contributions/ (repayments) from/to minority shareholders	—	—	—	—	—	819	819
Acquisition of Shell Canada	—	—	—	(5,445)	(5,445)	(1,639)	(7,084)
Sakhalin partial divestment	—	—	—	—	—	(6,711)	(6,711)
Other changes in minority interest	—	—	—	7	7	(49)	(42)
Dividends paid	—	—	—	(4,400)	(4,400)	(119)	(4,519)
Treasury shares: net sales/(purchases) and dividends received	—	552	—	—	552	—	552
Shares repurchased for cancellation	(3)	—	3	(1,386)	(1,386)	—	(1,386)
Share-based compensation	—	—	222	—	222	—	222
At June 30, 2007	542	(2,764)	10,442	104,401	112,621	1,723	114,344
7. Basis for Royal Dutch Shell earnings per ordinary share
The total number of Royal Dutch Shell ordinary shares in issue at the end of the period was 6,279 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) ordinary shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.
Basic earnings per share calculations are based on the following weighted average number of shares:

millions	Q2 2008	Q1 2008	Q2 2007
Royal Dutch Shell ordinary shares of €0.07 each	6,170.3	6,195.5	6,281.7
Diluted earnings per share calculations are based on the following weighted average number of shares. This adjusts the basic number of shares for all share options currently in-the-money.

millions	Q2 2008	Q1 2008	Q2 2007
Royal Dutch Shell ordinary shares of €0.07 each	6,189.1	6,211.4	6,303.1
Basic shares outstanding at the end of the following periods are:

millions	Q2 2008	Q1 2008	Q2 2007
Royal Dutch Shell ordinary shares of €0.07 each	6,159.1	6,187.0	6,276.8
One American Depository Receipt (ADR) is equal to two Royal Dutch Shell shares.

8. Accounting for Derivatives
IFRS require that the derivative instruments be recognised in the financial statements at fair value. Any change in the current period between the period end market price and the contract settlement price is recognised in income because hedge accounting is either not permitted or not applied to these contracts.
The physical crude oil and related products held by the Oil Products business as inventory is recorded at historical cost or net realisable value, whichever is the lowest, as required under IFRS. Consequently, any increase in value of the inventory over costs is not recognised in income until the sale of the commodity occurs in the subsequent periods.
In the Oil Products business, the buying and selling of commodities includes transactions conducted through the forward markets using commodity derivatives to reduce the economic exposure. The derivatives are typically associated with a future physical delivery of the commodities.
These differences in accounting treatment for physical inventory (cost or net realisable value, whichever is the lowest) and derivative instruments (at fair value) can create timing differences in the recognition of the gains or losses between the reporting periods.
Similarly the earnings from long-term contracts held by Gas & Power are recognised in the results upon realisation. Associated commodity derivatives are recognised at fair value as of the end of each quarter.
These differences in accounting treatment for long-term contracts (on accrual basis) and derivative instruments (at fair value) can create timing differences in the recognition of the gains or losses between the reporting periods.

Contacts:

-	Investor Relations: Europe: + 31 (0)70 377 4540; USA: +1 212 218 3113

-	Media: Europe: +44 (0)20 7934 3505

Royal Dutch Shell plc

Second Quarter 2008 — Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million		£ million
2008	2007	%		2008	2007	%	2008	2007	%
			Revenue
131,419	84,896	+55	Second quarter	84,108	62,984	+34	66,748	42,745	+56
245,721	158,376		Six months	157,261	117,499		124,802	79,742
			Income attributable to shareholders
11,556	8,667	+33	Second quarter	7,396	6,430	+15	5,869	4,364	+34
20,639	15,948		Six months	13,209	11,832		10,483	8,030
			CCS Earnings
7,902	7,556	+5	Second quarter	5,057	5,606	-10	4,013	3,804	+5
15,678	14,488		Six months	10,034	10,749		7,963	7,295
			Total Equity
141,909	114,344	+24	Second quarter	89,814	85,038	+6	71,153	57,126	+25
			Capital Investment
7,995	5,824	+37	Second quarter	5,117	4,321	+18	4,061	2,932	+38
16,055	11,978		Six months	10,275	8,886		8,154	6,031
Income attributable to shareholders

		Q2	Q1	Q2
Per Ordinary Share		2008	2008	2007
Royal Dutch Shell plc		$1.87	1.47	1.38
	euro	1.20	0.98	1.02
	pence	95.12	74.14	69.47

Notes:

1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2008	2007	2008	2007
Second quarter average rate	0.6400	0.7419	0.5079	0.5035
Second quarter end rate	0.6329	0.7437	0.5014	0.4996

2.	CCS earnings is earnings on an estimated current cost of supplies basis.

3.	Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4.	Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.

5.	Previous periods are adjusted for discontinued operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH SHELL PLC

(Registrant)

By:	/s/ Michiel Brandjes

Name: Michiel Brandjes
Title: Company Secretary

Date: July 31, 2008